As filed with the Securities and Exchange Commission on July 6, 2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3
TO
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Global Net Lease, Inc.

(Name of Subject Company (Issuer) and Filing Person (Issuer))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

379378 102

(CUSIP Number of Class of Securities)

Scott J. Bowman
Chief Executive Officer
405 Park Avenue, 14th Floor
New York, New York
(212) 415-6500

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Michael J. Choate, Esq.
Proskauer Rose LLP
Three First National Plaza
70 West Madison, Suite 3800
Chicago, Illinois 60602-4242
Tel: (312) 962-3567
Fax: (312) 962-3551

CALCULATION OF FILING FEE

Transaction Valuation(a)	Amount of Filing Fee(b)
$125,000,000	$14,525

(a)	The transaction valuation is estimated solely for purposes of calculating the filing fee. This amount is based upon the offer to purchase up to 11,904,762 shares of common stock of Global Net Lease, Inc. at a price of $10.50 per share.

(b)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2015, equals $116.20 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$14,525	Form or Registration No:	001-37390
Filing Party:	Global Net Lease, Inc.	Date Filed:	June 2, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box below to designate the appropriate rule provision relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-l(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on June 2, 2015 (as amended, and as may be further supplemented or amended from time to time, the “Schedule TO”). The Schedule TO relates to the offer by Global Net Lease, Inc., a Maryland corporation that qualifies as a real estate investment trust for U.S. federal income tax purposes (the “Company”), to purchase up to 11,904,762 shares of its common stock, par value $0.01 per share (the “Shares ”), at a price of $10.50 per Share (net to the tendering stockholder in cash, less any applicable withholding taxes and without interest). The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 2, 2015, as amended and as may be supplemented or further amended from time to time (the “Offer”). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 through 11.

The information in the Offer to Purchase (as amended) is incorporated by reference in answer to Items 1 through 11 of this Tender Offer Statement on Schedule TO.

Item 12. Exhibits.

See Exhibit Index immediately following the signature page.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Global Net Lease, Inc.

	By:	/s/ Scott J. Bowman
Name: Scott J. Bowman
Title: Chief Executive Officer
Dated: July 6, 2015

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Exhibit List

(a)(i)*	Offer to Purchase, dated June 2, 2015.

(a)(ii)*	Letter of Transmittal.

(a)(iii)*	Notice of Guaranteed Delivery.

(a)(iv)*	Letter to Stockholders of the Company (other than DTC Participants).

(a)(v)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees and DTC Participants.

(a)(vi)*	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(vii)*	Notice of Withdrawal of Tender for Individual Investors.

(a)(viii)*	Notice of Withdrawal of Tender for Brokers, Dealers, Banks, Trust Companies and other Nominees and DTC Participants.

(a)(ix)*	Advertisement in the Wall Street Journal, dated June 2, 2015.

(a)(x)	Press Release, dated June 2, 2015 (previously filed as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on June 2, 2015).

(a)(xi)	Press Release, dated June 1, 2015 (previously filed as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on June 1, 2015).

(a)(xii)	Press Release, dated May 29, 2015 (previously filed as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on May 29, 2015).

(a)(xiii)	Press Release, dated May 20, 2015 (previously filed as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on May 20, 2015).

(a)(xiv)	Press Release, dated May 6, 2015 (previously filed as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on May 7, 2015).

(a)(xv)	Frequently Asked Questions, dated April, 2015 (previously filed as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on April 22, 2015).

(a)(xvi)	Press Release, dated April 8, 2015 (previously filed as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on April 9, 2015).

(a)(xvii)	Company Presentation, dated April 7, 2015 (previously filed as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on April 8, 2015).

(a)(xviii)*	Amendment No. 1 to the Offer to Purchase.

(a)(xix)*	Amendment No. 2 to the Offer to Purchase.

(a)(xx)	Press Release, dated July 6, 2015.

(b)(i)	Credit Agreement, dated as of July 25, 2013 by and among American Realty Capital Global Operating Partnership, L.P., as borrower, Global Net Lease, Inc. as the REIT and guarantor, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (previously filed as an exhibit to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 13, 2013).

(b)(ii)	Third Amendment to Credit Agreement, dated as of June 24, 2014 by and among American Realty Capital Global Operating Partnership, L.P., as borrower, Global Net Lease, Inc. as the REIT and guarantor, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (previously filed as an exhibit to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 11, 2014).

(b)(iii)	Seventh Amendment to Credit Agreement, dated as of June 1, 2015 by and among American Realty Capital Global Operating Partnership, L.P., as borrower, Global Net Lease, Inc. as the REIT and guarantor, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (previously filed as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on June 2, 2015).

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(b)(iv)	Listing Note Agreement, dated June 2, 2015, by and between American Realty Capital Global Operating Partnership, L.P. and Global Net Lease Special Limited Partner, LLC (previously filed as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on June 2, 2015).

(d)(i)	Amended and Restated Incentive Restricted Share Plan, dated as of April 8, 2015 (previously filed as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on April 9, 2015).

(d)(ii)	First Amendment to Third Amended and Restated Advisory Agreement (previously filed as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on April 7, 2015).

(d)(iv)	Fourth Amended and Restated Advisory Agreement (previously filed as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on June 2, 2015).

(d)(v)	Multi-Year Outperformance Agreement, dated June 2, 2015 (previously filed as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on June 2, 2015).

(d)(vi)	First Amendment to Distribution Reinvestment Plan, adopted on April 8, 2015 (previously filed as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on April 8, 2015).

(d)(vii)	Second Amended and Restated Agreement of Limited Partnership of American Realty Capital Global Operating Partnership, L.P., dated June 2, 2015 (previously filed as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on June 2, 2015).

(d)(viii)	Contribution and Exchange Agreement dated as of June 2, 2015 by and between American Realty Capital Global Operating Partnership, L.P. and Global Net Lease Advisors, LLC (previously filed as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on June 2, 2015).

(g)	None.

(h)	None.

*	Previously filed with this Schedule TO.

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